Exhibit 99.1

NAAS TECHNOLOGY INC

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
	Notes	December 31, 2025	June 30, 2026
		RMB’000	RMB’000	US$’000

ASSETS
Current assets
Cash and cash equivalents	5	81,154	77,233	11,383
Trade receivables, net	6	21,714	18,266	2,692
Financial assets measured at fair value	8	1,291	—	—
Inventories		17	17	3
Prepayments, other receivables and other assets, net	7	105,724	116,992	17,242
Assets classified as held for sale		4,148	—	—
Total current assets		214,048	212,508	31,320

Non-current assets
Right-of-use assets, net		2,794	—	—
Financial assets measured at fair value, non-current	8	92,396	77,858	11,475
Investments accounted for using equity method		421	420	62
Property, plant and equipment, net		1,127	722	106
Intangible assets, net		1,592	1,220	180
Other non-current assets		194	—	—
Total non-current assets		98,524	80,220	11,823
Total assets		312,572	292,728	43,143

LIABILITIES AND EQUITY
Current liabilities
Borrowings, current	10	501,763	519,069	76,501
Current lease liabilities		1,469	—	—
Trade payables	11	230,832	240,447	35,438
Income tax payables		796	796	117
Other payables and accruals	12	358,357	368,328	54,285
Financial liabilities at fair value through profit or loss	13	22,044	—	—
Liabilities relating to assets classified as held for sale		7,903	—	—
Total current liabilities		1,123,164	1,128,640	166,341

Non-current liabilities
Borrowings, non-current	10	80,961	54,427	8,022
Non-current lease liabilities		1,121	—	—
Total non-current liabilities		82,082	54,427	8,022
Total liabilities		1,205,246	1,183,067	174,363

EQUITY
Share capital	14	239	272	40
Subscription receivable	14	(138,363)	(161,141)	(23,749)
Treasury shares		(1)	(1)	— *
Warrants outstanding		29,587	29,587	4,360
Additional paid-in capital	14	7,818,000	7,836,892	1,155,015
Other reserves		47,162	33,570	4,948
Accumulated losses		(8,690,607)	(8,674,499)	(1,278,463)
Non-controlling interests		41,309	44,981	6,629
Total equity		(892,674)	(890,339)	(131,220)
Total equity and liabilities		312,572	292,728	43,143

*	Representing an amount with an absolute value of less than US$1,000 (including negative amounts).

The accompanying notes are an integral part of these condensed consolidated financial statements.

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the Six Months ended June 30,
	Notes	2025	2026	2026
		RMB’000	RMB’000	US$’000
Continuing operations
Revenues
Charging services revenues		63,531	43,943	6,476
Energy solutions revenues		454	69	10
New initiatives revenues		2,616	1,449	214
Total revenues	15	66,601	45,461	6,700

Cost of revenues		(2,227)	(6,789)	(1,001)
Gross profit		64,374	38,672	5,699

Operating expenses
Selling and marketing expenses		(57,692)	(10,851)	(1,599)
General and administrative expenses		(54,026)	(4,797)	(707)
Research and development expenses		(7,522)	(3,971)	(585)
Reversal of impairment losses, net		14,742	569	84
Total operating expenses		(104,498)	(19,050)	(2,807)

Other gains, net		1,015	9,302	1,371

Operating (loss)/profit		(39,109)	28,924	4,263
Fair value changes of financial instruments at fair value through profit or loss		137,022	(394)	(58)
Finance costs		(17,989)	(18,357)	(2,705)
Profit before income tax		79,924	10,173	1,500
Income tax		—	—	—
Profit from continuing operations		79,924	10,173	1,500
(Loss)/profit from discontinued operations		(14,553)	9,607	1,416
Net profit		65,371	19,780	2,916

Net profit attributable to:
Equity holders of the Company		66,072	16,108	2,375
Non-controlling interests		(701)	3,672	541
		65,371	19,780	2,916

Basic and diluted earnings/(loss) per share for profit from continuing operations attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic earnings per share	16	0.0164	0.0002	— *
Diluted (loss)/earnings per share	16	(0.0049)	0.0002	— *

Basic and diluted earnings/(loss) per share for profit attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic earnings per share	16	0.0136	0.0005	0.0001
Diluted (loss)/earnings per share	16	(0.0061)	0.0005	0.0001

Net profit for the period		65,371	19,780	2,916
Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods:
– Fair value changes on equity investment designated at fair value through other comprehensive income, net of tax		11,504	(14,538)	(2,143)
– Currency translation differences		(786)	946	139
Other comprehensive income/(loss) for the period, net of tax		10,718	(13,592)	(2,004)
Total comprehensive income for the period		76,089	6,188	912
Total comprehensive income attributable to:
Equity holders of the Company		76,790	2,516	371
Non-controlling interests		(701)	3,672	541
		76,089	6,188	912

*	Representing an amount less than US$0.0001.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Share capital	Subscription receivable	Treasury shares	Warrants outstanding	Additional paid-in capital	Other reserves	Accumulated losses	Total	Non-controlling interests	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2025		186,678	(4,696)	(6,862)	29,587	7,389,684	(97,194)	(8,251,652)	(754,455)	321	(754,134)
Comprehensive income
Net profit for the period		—	—	—	—	—	—	66,072	66,072	(701)	65,371
Other comprehensive income		—	—	—	—	—	10,718	—	10,718	—	10,718
Total comprehensive income for the period		—	—	—	—	—	10,718	66,072	76,790	(701)	76,089
Transactions with equity holders:
Issuance of shares, net		231,643	(43,069)	—	—	(158,000)	—	—	30,574	—	30,574
Share-based payments from the Company		—	—	—	—	9,187	—	—	9,187	—	9,187
Share-based payments from the controlling shareholder		—	—	—	—	716	—	—	716	—	716
Exercise of options		3,832	—	—	—	(3,778)	—	—	54	—	54
Balance at June 30, 2025		422,153	(47,765)	(6,862)	29,587	7,237,809	(86,476)	(8,185,580)	(637,134)	(380)	(637,514)

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Notes	Share capital		Subscription receivable	Treasury shares		Warrants outstanding	Additional paid-in capital		Other reserves	Accumulated losses	Total	Non- controlling interests	Total equity
		RMB’000		RMB’000	RMB’000		RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2026		239		(138,363)	(1	) *	29,587	7,818,000		47,162	(8,690,607)	(933,983)	41,309	(892,674)
Comprehensive income
Net profit for the period		—		—	—		—	—		—	16,108	16,108	3,672	19,780
Other comprehensive loss		—		—	—		—	—		(13,592)	—	(13,592)	—	(13,592)
Total comprehensive income for the period		—		—	—		—	—		(13,592)	16,108	2,516	3,672	6,188
Transactions with equity holders:
Issuance of shares, net	14	33		(22,778)	—		—	22,403		—	—	(342)	—	(342)
Share-based payments from the Company		—		—	—		—	(284)		—	—	(284)	—	(284)
Share-based payments from the controlling shareholder		—		—	—		—	(3,227)		—	—	(3,227)	—	(3,227)
Exercise of options		—	*	—	—		—	—	*	—	—	— *	—	— *
Shares cancellation		—	*	—	—		—	—	*	—	—	—	—	—
Balance at June 30, 2026		272		(161,141)	(1)		29,587	7,836,892		33,570	(8,674,499)	(935,320)	44,981	(890,339)
Balance at June 30, 2026(US$’000)		40		(23,749)	—	*	4,360	1,155,015		4,948	(1,278,463)	(137,849)	6,629	(131,220)

*	Representing an amount with an absolute value of less than RMB1,000 or US$1,000 (including negative amounts).

The accompanying notes are an integral part of these condensed consolidated financial statements.

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Six Months Ended June 30,
	Notes	2025	2026	2026
		RMB’000	RMB’000	US$’000
Cash flows from operating activities
Profit before income tax from continuing operations		79,924	10,173	1,500
(Loss)/profit before income tax from discontinued operation		(14,553)	9,607	1,416
Profit before income tax including discontinued operations		65,371	19,780	2,916
Adjustments for:
Depreciation of property, plant and equipment		700	597	88
Amortisation of intangible assets and other non-current assets		2,108	372	55
Depreciation of right-of-use assets		871	479	71
Reversal of impairment losses on trade receivables, prepayments, other receivables and other assets		(1,428)	(260)	(38)
Reversal of losses on inventories		(1,181)	—	—
Gain on disposal of business		—	(9,788)	(1,443)
Loss/(gain) on disposal of non-current assets		102	(301)	(44)
Fair value changes of financial instruments at fair value through profit or loss		(137,022)	394	58
Share-based compensation expense/(reversal)		9,903	(3,511)	(517)
Investment loss		—	1,842	271
Interest income		(759)	(3)	— *
Interest expense		18,075	18,357	2,705
Decrease/(increase) in trade receivables		18,763	(242)	(36)
Increase in prepayments, other receivables and other assets		(53,321)	(3,413)	(503)
Increase in trade and other payables		89,127	15,332	2,259
(Decrease)/increase in contract liabilities		(600)	76	11
Decrease in inventories		2,295	—	—
Cash generated from operations		13,004	39,711	5,853
Interest received		19	3	— *
Net cash generated from operating activities		13,023	39,714	5,853

Cash flows from investing activities
Proceeds from disposal of financial assets		6,087	—	—
Proceeds from disposal of subsidiaries		3,000	3,000	442
Net cash generated from investing activities		9,087	3,000	442

Cash flows from financing activities
Net proceeds from debt and equity financing		183,884	130,000	19,160
Repayment of borrowings		(235,970)	(159,038)	(23,439)
Interest paid		(16,627)	(18,324)	(2,701)
Payments for lease liabilities		(1,625)	—	—
Repayments for revenue-based financing		(1,359)	—	—
Expense for issuance of ordinary shares		(2,374)	(342)	(50)
Net cash used in financing activities		(74,071)	(47,704)	(7,030)

Net decrease in cash and cash equivalents		(51,961)	(4,990)	(735)

Cash and cash equivalents at the beginning of the period		126,703	82,223	12,118
Cash and cash equivalents at the end of the period	5	74,742	77,233	11,383

Included in cash and cash equivalents per balance sheet		74,724	77,233	11,383
Included in assets classified as held for sale		18	—	—

*	Representing an amount with an absolute value of less than US$1,000 (including negative amounts).

The accompanying notes are an integral part of these condensed consolidated financial statements.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information

1.1.	General information

NaaS Technology Inc. (the “Company”) was incorporated in the Cayman Islands on July 16, 2013, as an exempted company with limited liability. The Company is a holding company. The ultimate holding company of the Company is Newlinks Technology Limited (“Newlink”), a holding company incorporated in the Cayman Islands, which ultimately owns 34.32% of the ordinary shares of the Company as of June 30, 2026.

On June 10, 2022, RISE Education Cayman Ltd (“RISE”), the Company’s legal predecessor, completed a merger with Dada Auto (“Dada”), as a result of which Dada became a wholly-owned subsidiary of RISE and RISE assumed and began conducting Dada’s principal EV charging business; RISE was subsequently renamed “NaaS Technology Inc.”.

In these condensed consolidated financial statements, the “Group” refers to the Company and its subsidiaries.

The condensed consolidated financial statements of the Group for the six months ended June 30, 2026 were authorized for issue in accordance with a resolution of the directors on November 5, 2026.

1.2.	Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They should be read in conjunction with the Group's annual consolidated financial statements for the year ended December 31, 2025.

The condensed consolidated interim financial statements of the Group have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value.

All amounts disclosed in the condensed consolidated financial statements are rounded to the nearest thousand unless otherwise indicated.

The condensed consolidated financial statements are prepared on a going concern basis. The Group had accumulated losses of RMB8,674.5 million and a working capital deficit of RMB916.1 million as of June 30, 2026.

In order to continue as a going concern, the Group will need, among other things, additional capital resources. Management's plan is to obtain such resources by seeking debt financing and/or third-party equity sufficient to meet its minimal operating expenses. Besides, management has taken immediate and significant mitigating actions to reduce costs and optimize the Group's cash flow and liquidity. Among these are the following mitigating actions: reducing expenditure through moving away from low margin energy solution projects; deferring or cancelling discretionary spend; freezing non-essential recruitment; reducing marketing spend; extension of existing bank borrowings; and securing new round of equity financing to replenish working capital.

Based on these factors, management has a reasonable expectation that the Group has and will have adequate resources to continue in operational existence for the foreseeable future.

The preparation of the condensed consolidated financial statements in conformity with International Financial Reporting Standards (“IFRSs”) requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies.

The condensed consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of the Group include the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholder, whenever the period is shorter.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of accounting policies

Other than the accounting policies resulting from application of new and amendments to IFRSs, the accounting policies and methods of computation used in the condensed consolidated interim financial statements for the six months ended June 30, 2026 are the same as those presented in the Group’s annual consolidated financial statements for the year ended December 31, 2025.

2.1. New and amended standards adopted by the Group

(a)	New standards and amendments applicable 1 January 2026

In the current interim period, the Group has applied the following amendments to IFRSs, for the first time, which are mandatory effective for the Group’s annual period beginning on January 1, 2026 for the preparation of the Group’s condensed consolidated financial statements. These new standards and amendments did not have a material impact on the Group’s condensed consolidated financial statements.

Amendments	Effective for annual periods beginning on or after
Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11: Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7	January 1, 2026

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and amendments to accounting standards that have been published that are not mandatory for June 30, 2026 reporting periods and have not been early adopted by the Group are as follows:

New standards and Amendments	Effective for annual periods beginning on or after
IFRS 18: Presentation and Disclosure in Financial Statements**	January 1, 2027
IFRS 19: Subsidiaries without Public Accountability: Disclosures*	January 1, 2027
Amendments to IAS 21: Amendments to translation to a Hyperinflationary Presentation Currency*	January 1, 2027
Amendments to IAS 28: Investments in Associates and Joint Ventures*	January 1, 2027

*	These new standards and amendments are not expected to have a material impact on the Group’s condensed consolidated financial statements.

**	Management is currently assessing the detailed implications of applying this new standard on the Group’s consolidated financial statements.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.2. Segment reporting

In accordance with IAS 34 and consistent with the basis of the annual consolidated financial statements, the Group continues to operate as a single reportable segment under IFRS 8, with the Chief Executive Officer acting as the Chief Operating Decision Maker (“CODM”).

2.3. Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.7851 per US$1.00 on June 30, 2026 as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

3.	Fair value estimation

(a)	Fair value hierarchy

The table below analyses the Group’s financial instruments carried at fair value as of each financial position date by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s financial instruments measured at fair value as at December 31, 2025 and June 30, 2026:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2025
Assets:
Financial assets at fair value through profit or loss	—	—	1,291	1,291
Financial assets at fair value through other comprehensives income	92,396	—	—	92,396
Liabilities:
Financial liabilities at fair value through profit or loss	—	—	22,044	22,044
At June 30, 2026
Assets:
Financial assets at fair value through other comprehensive income	77,858	—	—	77,858

During the six months ended June 30, 2026, unrealized losses arising from financial instruments measured at fair value amounted to RMB14.9 million.

(b)	Level 3 financial instruments

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. Specific valuation techniques used to value level 3 financial instruments include:

●	The use of quoted market prices or investor quotes for similar instruments;

●	The discounted cash flow model using unobservable inputs mainly including assumptions of expected future cash flows and discount rate;

●	The use of information of the latest round of financing, i.e. the recent transaction price or third-party pricing information; and

●	A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount rate for lack of marketability, market multiples, etc.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As the Group’s level 3 financial instruments are not traded in active markets, their fair values have been determined using applicable valuation techniques, such as market approach, Monte-Carlo simulation model and binomial tree model.

The following table summarizes the quantitative information about the significant unobservable inputs used in recurring level 3 fair value measurements:

Description	Fair value at		Unobservable inputs	Range of inputs at		Relationship of unobservable inputs to fair value
	December 31, 2025	June 30, 2026		December 31, 2025	June 30, 2026
	RMB’000	RMB’000
Warrants	22,044	—	Expected volatility	Note 13	N/A	The higher the expected volatility, the higher the fair value

The carrying amounts of the Group’s financial assets not carried at fair value, including cash and cash equivalents, trade receivables, other receivables and other financial assets, and financial liabilities not carried at fair value, including borrowings, trade payables and other payables, approximate their fair values due to the short maturities or the interest rates being close to the market interest rates.

4.	Discontinued operations

(a)	Description

In April 2026, the Group disposed of its entire energy storage solutions business to a wholly-owned subsidiary of Newlink. The business was reported as a discontinued operation for the four months ended 30 April 2026.

(b)	Financial performance and cash flow information

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000

Revenues	1,002	—
Cost of revenues	(1,182)	—
Operating expenses	(14,290)	(186)
Other gains, net	3	5
Finance costs	(86)	—
Loss before income tax	(14,553)	(181)
Income tax	—	—
Loss after income tax	(14,553)	(181)
Gain on disposal of business after income tax	—	9,788
(Loss)/profit from discontinued operations	(14,553)	9,607
Attributable to:
Equity holders of the Company	(13,866)	9,560
Non-controlling interests	(687)	47
	(14,553)	9,607

Other comprehensive income from discontinued operations	—	—
Total comprehensive (loss)/income from discontinued operations	(14,553)	9,607
Attributable to:
Equity holders of the Company	(13,866)	9,560
Non-controlling interests	(687)	47
	(14,553)	9,607

Net cash generated from/(used in) operating activities	9,926	(1,024)
Net cash used in financing activities	(10,000)	—
Net decrease in cash and cash equivalents from discontinued operations	(74)	(1,024)

(c)	Details of disposal of business

As of April 30,
2026
RMB’000

Disposal consideration receivable	9,250
Carrying amount of net liabilities disposed	538
Gain on disposal before income tax	9,788
Income tax expense on gain	—
Gain on disposal after income tax	9,788

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts of assets and liabilities as at the date of disposal were:

As of April 30,
2026
RMB’000

Prepayments, other receivables and other assets	466
Total assets	466
Trade payables	(892)
Other payables and accruals	(112)
Total liabilities	(1,004)
Net liabilities	(538)

5.	Cash and cash equivalents

	As of
	December 31, 2025	June 30, 2026
	RMB’000	RMB’000

Cash on hand and at banks	80,346	75,978
Deposits held at licensed payment platforms	1,877	1,255
	82,223	77,233
Included in cash and cash equivalents per balance sheet	81,154	77,233
Included in assets classified as held for sale	1,069	—

As of December 31, 2025 and June 30, 2026, cash and cash equivalents located in Mainland China amounted to RMB81.7 million and RMB76.4 million, respectively. Remittance of funds out of Mainland China is subject to relevant rules and regulations of foreign exchange control.

As of December 31, 2025 and June 30, 2026, RMB1.1 million and RMB1.7 million of cash at bank was held in accounts where the usage is restricted due to judicial freeze, respectively.

As of December 31, 2025 and June 30, 2026, expected credit losses (“ECLs”) for cash and cash equivalents were estimated to be immaterial.

6.	Trade receivables, net

	As of
	December 31, 2025	June 30, 2026
	RMB’000	RMB’000

Trade receivables	104,965	84,284
Loss allowance	(83,251)	(66,018)
	21,714	18,266
Included in trade receivables, net per balance sheet	21,714	18,266
Included in assets classified as held for sale	—	—

The Group uses a provision matrix to calculate ECLs for trade receivables that result from transactions within the scope of IFRS 15. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The provision matrix is based on the historical default rates taking into consideration forward-looking information that is reasonable, supportable and available without undue costs and effort.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Other than ECL allowance calculated using provision matrix, loss allowance was fully made for specific trade receivables with gross amount of RMB71.1 million and RMB50.7 million as of December 31, 2025 and June 30, 2026, respectively, which were considered to be in default due to conditions indicating that the Group was unlikely to receive the outstanding contractual amounts.

The movement in ECL allowance for trade receivables during the six months ended June 30, 2025 and 2026 is as follows:

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000

Opening loss allowance	63,865	62,328
Provision for expected credit losses, net	7,897	3,690
Reclassified as held for sale assets	(13,314)	—
Closing loss allowance	58,448	66,018

7.	Prepayments, other receivables and other assets, net

	As of
	December 31, 2025	June 30, 2026
	RMB’000	RMB’000

Prepayments to charging stations	44,970	41,920
Prepayments for chargers procurement	3,223	3,811
Prepayment for rental, facility and utilities	4,040	3,772
Miscellaneous prepayments	2,264	3,128
Value-added tax deductible	19,292	20,274
Others	35,014	44,087
	108,803	116,992
Included in prepayments, other receivables and other assets, net per balance sheet	105,724	116,992
Included in assets classified as held for sale	3,079	—

The credit quality of financial assets included in prepayments, other receivables and other assets is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

ECLs for the financial assets included in prepayments, other receivables and other assets are estimated by applying a loss rate approach with reference to the days past due for groupings of debtors with similar loss patterns. The loss rate is adjusted to reflect current conditions and forecasts of future economic conditions as appropriate.

As of December 31, 2025 and June 30, 2026, for financial assets included in prepayments, other receivables and other assets with no significant increase in credit risk since initial recognition (Stage 1 of credit risk), the 12-month ECLs were estimated to be immaterial. Loss allowance was fully made for prepayments, other receivables and other assets with a significant increase in credit risk since initial recognition (Stage 3 of credit risk) or considered to be in default, amounting to RMB191.7 million and RMB191.9 million as of December 31, 2025 and June 30, 2026, respectively.

During the six months ended June 30, 2025 and 2026, reversals of loss allowance for prepayments, other receivables and other assets recognized in profit or loss amounted to RMB9.3 million and RMB4.0 million, respectively.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	Financial instruments by category

The Group holds the following financial instruments:

	As of
	December 31, 2025	June 30, 2026
	RMB’000	RMB’000
Assets per consolidated statements of financial position
Financial assets measured at fair value
—Financial assets at fair value through profit or loss	1,291	—
—Financial assets at fair value through other comprehensive income	92,396	77,858
	93,687	77,858
Financial assets measured at amortized cost
—Cash and cash equivalents	81,154	77,233
—Trade receivables	21,714	18,266
—Financial assets included in other receivables and deposits	10,941	17,553
	113,809	113,052
	207,496	190,910

Liabilities per consolidated statements of financial position
Financial liabilities measured at fair value
—Warrants	22,044	—
	22,044	—
Financial liabilities measured at amortized cost
—Borrowings	582,724	573,496
—Trade payables	230,832	240,447
—Financial liabilities included in other payables and accruals	327,138	336,719
—Lease liabilities	2,590	—
	1,143,284	1,150,662
	1,165,328	1,150,662

9.	Financial assets measured at fair value

	As of
	December 31, 2025	June 30, 2026
	RMB’000	RMB’000

Financial assets measured at FVTPL (i)
Unlisted investments, current	1,291	—

Financial assets measured at FVOCI, non-current (ii)
Listed investments	92,396	77,858
	93,687	77,858

(i)	The Group’s unlisted investments without control or significant influence are measured at fair value through profit or loss as the Group has not elected to recognize fair value gains and losses through other comprehensive income.

(ii)	The Group has elected to recognize fair value gains and losses of its investment in the publicly traded ordinary shares of a listed company without control or significant influence, through other comprehensive income. No cash dividends were received from the listed investee company during the six months ended June 30, 2025 and 2026.

As at December 31, 2025 and June 30, 2026, listed equity investments measured at fair value through other comprehensive income, represented the aforesaid publicly traded ordinary shares of a listed company, with a fair value of RMB92.4 million and RMB77.9 million were pledged as collateral to secure certain borrowings of the Group (Note 10). The Group is restricted from selling, re-pledging or otherwise disposing of the pledged shares until the relevant borrowings are fully repaid. The borrowings secured by the pledged shares have contractual maturity dates ranging from September 2027 to November 2027.

The pledged financial assets continue to be measured at fair value through other comprehensive income in accordance with the Group's accounting policy. In the event of default, the lender has the right to sell or re-pledge the collateral. There were no other significant terms or conditions associated with the use of the collateral.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	Borrowings

	As of
	December 31, 2025	June 30, 2026
	RMB’000	RMB’000

Borrowings, current	501,763	519,069
Borrowings, non-current	80,961	54,427
Total borrowings	582,724	573,496

As of December 31, 2025 and June 30, 2026, the interest rates of current borrowings, repayable within one year or on demand, ranged from 3.0% to 6.5% and 3.0% to 6.5% per annum, respectively.

As of December 31, 2025 and June 30, 2026, the interest rate of non-current borrowings was 3% and 3% per annum, respectively.

The Group’s borrowings were primarily denominated in RMB.

During the six months ended June 30, 2025 and 2026, the Group obtained new borrowing facilities of RMB98.0 million and RMB98.0 million, respectively. The Group’s borrowings comprised RMB519.1 million maturing within one year and RMB54.4 million maturing during the period from July to November 2027, some of which were guaranteed by subsidiaries of Newlink.

11.	Trade payables

	As of
	December 31, 2025	June 30, 2026
	RMB’000	RMB’000

Payables for charging services	216,132	226,351
Payables for energy solutions	21,612	14,096
	237,744	240,447
Included in trade payables per balance sheet	230,832	240,447
Included in liabilities relating to assets classified as held for sale	6,912	—

The Group’s trade payables were non-interest bearing and had an average term of three months.

12.	Other payables and accruals

	As of
	December 31, 2025	June 30, 2026
	RMB’000	RMB’000

Contract liabilities	27,513	27,589
Employee benefits payable	33,026	12,020
Accrued expenses	142,650	129,433
Other taxes payable	3,720	4,020
Amount due to related parties	147,221	190,798
Others	5,218	4,468
	359,348	368,328
Included in other payables and accruals per balance sheet	358,357	368,328
Included in liabilities relating to assets classified as held for sale	991	—

The Group’s other payables were non-interest bearing and had an average term of three months.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Details of contract liabilities are as follows:

	As of
	December 31, 2025	June 30, 2026
	RMB’000	RMB’000

Advances from customers for charging service discount packages	14,313	15,798
Advances from platform users	9,256	8,072
Advances from customers for energy solutions	2,371	2,228
Others	1,573	1,491
	27,513	27,589
Included in other payables and accruals per balance sheet	27,508	27,589
Included in liabilities relating to assets classified as held for sale	5	—

Advances received from customers for charging service discount packages mainly arise from sales of VIP membership and coupons.

During the six months ended June 30, 2025 and 2026, revenue recognized that was included in the contract liability balance at the beginning of the year amounted to RMB18.8 million and RMB20.9 million, respectively.

The Group has elected the practical expedient not to disclose the remaining performance obligations for its contracts with customers because the duration of the Group’s contracts with customers was expected to be one year or less.

Other taxes payable primarily represents value-added tax (“VAT”) and related surcharges and PRC individual income tax of employees withheld by the Group.

13.	Financial liabilities at fair value through profit or loss

On July 6, 2023 and September 5, 2023, the Company issued convertible bonds to LMR Multi-Strategy Master Fund Limited (“LMR”) with a principal amount of US$30,000,000 which is due and mandatorily convertible to the Company’s ADSs on July 3, 2024 (the “July 2023 LMR Convertible Note”), and a principal amount of US$40,000,000 which is due on September 2, 2024 (the “September 2023 LMR Convertible Note”), respectively. For the outstanding principal amount of convertible bonds, the Company would issue payment-in-kind note to LMR at the end of each quarter, the amount of which is calculated at 5% per annum with reference to the principal amount of convertible bonds outstanding during the relevant quarter. Such convertible bonds and payment-in -kind notes are convertible to the Company’s ADSs, at certain variable price determined with reference to the market price of the Company’s ADSs prevailing shortly prior to the conversion. In the event that the entire principal amount of the July 2023 LMR Convertible Note is fully converted prior to its maturity date of July 3, 2024, the Company agreed to further issue and sell, and LMR agrees to purchase, an additional note in the principal amount of US$25,000,000 at the issue price of US$25,000,000 with substantially similar terms as the July 2023 LMR Convertible Note.

These convertible bonds were initially measured at fair value and subsequently carried at fair value through profit or loss pursuant to the Company’s election to apply the fair value option.

On October 4, 2024, the Company entered into a convertible note exchange agreement (the “Convertible Note Exchange Agreement”) with LMR, under which LMR agreed to deliver to the Company for cancellation and termination of the US$35.5 million aggregate outstanding amount of the July 2023 LMR Convertible Note and the September 2023 LMR Convertible Note. In exchange, the Company issued to LMR a convertible note (the “New Note”) in the principal amount of US$35.0 million and agreed to pay US$0.5 million to LMR in cash.

In 2025, the Company did not fully perform its payment obligations under the New Note in accordance with the original terms. As a result, on June 4, 2025, the Company entered into a deed of settlement (the “Deed of Settlement”) with LMR and certain other parties, pursuant to which the parties agreed to comprehensively settle the disputes arising from the New Note and related interest and cash consideration. Under the Deed of Settlement, the Company made an initial repayment of US$1.5 million and agreed to repay an aggregate amount of US$15.0 million to LMR in twenty-four monthly instalments commencing from June 25, 2025.

 NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As part of the Deed of Settlement, the Company also agreed to issue to LMR warrants exercisable at any time up to the tenth anniversary of the effective date of the Deed of Settlement, entitling LMR to acquire certain number of the Company’s Class A ordinary shares if certain market capitalization thresholds of the Company are met. Following the execution of the Deed of Settlement and the Company’s compliance with its obligations thereunder, LMR agreed to withdraw the winding-up petition filed in the Cayman Islands and to discontinue related arbitration and other enforcement proceedings against the Company. The New Note was derecognized and replaced by the new financial liabilities arising from the Deed of Settlement in 2025 in accordance with IFRS 9. Based on the comparison between the carrying amount of the New Note immediately before the Deed of Settlement and the fair value of the new financial liabilities and warrants issued, the Company recognized a gain of RMB2.4 million on derecognition of the New Note in other gains/losses.

On May 19, 2026, the Company and LMR entered into a Warrant Termination Agreement, pursuant to which the warrants were irrevocably terminated and settled through new instalment borrowings. As of June 30, 2026, no warrants remained outstanding.

The movement in the fair value of warrants during the six months ended June 30, 2025 and 2026 is as follows:

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000

Opening balance	—	22,044
Issuance of warrants upon restructuring of convertible bonds	3,594	—
Fair value changes	(1,336)	394
Exchange differences	(12)	(606)
Loss on termination	—	1,841
Settlement via new instalment borrowings	—	(23,673)
Closing balance	2,246	—

The inputs to the valuation model of warrants as of the date indicated are set out below:

	As of December 31,		As of May 19,
	2025		2026

Volatility		72.64%	71.75%
Risk-free rate		4.13%	4.62%
Time to maturity (year)		9.43 years	9.05 years
Market capitalization	US$	35.7 million	35.6 million

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	Share capital and additional paid in capital

During the first quarter of 2025, the Company issued an aggregate of 9,992,998 ADSs (at an ADS to ordinary share ratio of 1:200) of Class A ordinary shares to certain institutional investors pursuant to share subscription facility agreements.

In March 2025, the Company issued an aggregate of 3,000,000 ADSs (at an ADS to ordinary share ratio of 1:200) of Class A ordinary shares to certain institutional investors under a securities purchase agreement.

In April 2025, the Company issued 700,000 ADSs (at an ADS to ordinary share ratio of 1:800) of Class A ordinary shares under its at-the-market (ATM) offering program.

In June 2025, the Company issued 68,181,600 Class A ordinary shares to a service provider in exchange for services rendered.

In March 2026, the Company issued 4,800,000,000 Class A ordinary shares to certain institutional investors.

15.	Revenues

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000

Charging services revenues	63,531	43,943
Energy solutions revenues	454	69
New initiatives revenues	2,616	1,449
	66,601	45,461

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Timing of revenue recognition
Goods and services transferred at a point in time	66,445	45,397
Goods and services transferred over time	156	64
	66,601	45,461

 NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	Earnings/(loss) per share

(a)	Basic earnings/(loss) per share

	For the six months ended June 30,
	2025	2026
	RMB	RMB

From continuing operations attributable to the ordinary equity holders of the Company	0.0164	0.0002
From discontinued operations attributable to the ordinary equity holders of the Company	(0.0028)	0.0003
Total basic earnings per share attributable to the ordinary equity holders of the Company	0.0136	0.0005

(b)	Diluted (loss)/earnings per share

	For the six months ended June 30,
	2025	2026
	RMB	RMB

From continuing operations attributable to the ordinary equity holders of the Company	(0.0049)	0.0002
From discontinued operations attributable to the ordinary equity holders of the Company	(0.0012)	0.0003
Total diluted (loss)/earnings per share attributable to the ordinary equity holders of the Company	(0.0061)	0.0005

(c)	Reconciliations of earnings used in calculating earnings/(loss) per share

	For the six months ended June 30,
	2025	2026
	RMB‘000	RMB‘000
Basic earnings per share
Profit from continuing operations as presented in the statements of profit or loss	79,924	10,173
Less: Loss/(profit) from continuing operations attributable to non-controlling interests	14	(3,625)
Profit from continuing operations attributable to the ordinary equity holders	79,938	6,548

(Loss)/profit from discontinued operations as presented in the statements of profit or loss	(14,553)	9,607
Less: Loss/(profit) from discontinued operations attributable to non-controlling interests	687	(47)
(Loss)/profit from discontinued operations attributable to the ordinary equity holders	(13,866)	9,560

Profit attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	66,072	16,108

	For the six months ended June 30,
	2025	2026
	RMB‘000	RMB‘000
Diluted (loss)/earnings per share
(Loss)/profit from continuing operations attributable to the ordinary equity holders:
Used in calculating basic earnings per share	79,938	6,548
Less: fair value changes of convertible instruments	(135,686)	—
Used in calculating diluted (loss)/earnings per share	(55,748)	6,548
(Loss)/profit from discontinued operations attributable to the ordinary equity holders	(13,866)	9,560
(Loss)/profit attributable to the ordinary equity holders of the Company used in calculating diluted (loss)/earnings per share	(69,614)	16,108

(d)	Weighted average number of ordinary shares used as the denominator

	For the six months ended June 30,
	2025	2026

Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	4,868,638,378	34,811,881,233
Adjustments for calculation of diluted (loss)/earnings per share:
Share-based payments	320,689,995	264,402,620
Convertible bonds	6,175,974,524	—
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share	11,365,302,897	35,076,283,853

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.	Provision and contingencies

On July 14, 2026, an arbitral tribunal constituted under the Arbitration Rules of the SCC Arbitration Institute issued a final award in an arbitration brought by four of the sellers of Charge Amps AB (the “Claimants”) against the Company and Fleetin AB, a Swedish subsidiary of the Company. The arbitration arose from the termination of a share purchase agreement (the “SPA”) relating to the Company’s previously disclosed proposed acquisition of Charge Amps AB.

The tribunal found that Fleetin AB breached the SPA by failing to complete the acquisition and held Fleetin AB and the Company jointly and severally liable under the Company’s guarantee. The Company made sufficient provision for the Claimants’ damages, together with statutory interest and certain legal fees and arbitration costs awarded by the tribunal in the condensed consolidated financial statements for the six months ended June 30, 2026.

18.	Related party transactions

(a)	Relationship with related parties

Name of related parties	Relationship with the Group
Newlink	Controlling Shareholder
Huzhou Zhidianlaile New Energy Technology Co., Ltd.	Significantly influenced by the Group

(b)	Contribution from Controlling Shareholder

During the six months ended June 30, 2026, Newlink paid a total of RMB9.7 million on behalf of the Group, including (i) RMB0.9 million of payroll and non-payroll labor expense; (ii) RMB0.7 million of rental fees; and (iii) RMB8.1 million of other expenses, which were reflected in the condensed consolidated statements of profit or loss and other comprehensive income.

(c)	Share-based compensation from controlling shareholder

Newlink granted share options under Newlink 2020 Share Incentive Plan to certain employees associated with the Group’s charging services business, who were subsequently transferred to the Group. For the six months ended June 30, 2025 and 2026, share-based compensation expense was debited to profit or loss for RMB0.7 million and credited to profit or loss for RMB3.2 million, with a corresponding increase and decrease in additional paid-in capital, respectively.

 NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(d)	Balances with related parties

	As of
	December 31, 2025	June 30, 2026
	RMB’000	RMB’000

Included in amount due to related parties as trade payables (Note 11) and other payables and accruals (Note 12)
Newlink (e)	147,005	318,412
Huzhou Zhidianlaile New Energy Technology Co., Ltd.	216	216
	147,221	318,628

(e)	The balance due to Newlink was unsecured, non-interest bearing, and repayable on demand.

(f)	Key management personnel compensation

The following table sets forth the compensation information of the Group’s directors and executive officers for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000

Short-term employee benefits	2,028	1,876
Share-based compensation	2,102	(2,636)
	4,130	(760)

19.	Events occurring after the reporting period

On July 9, 2026, the Company entered into a Share Acquisition Agreement (the “SAA”) with Newlink and its affiliates, Newlink Digital Energy Holding Limited (the “Seller”) and China Newlink Holding Limited (the “Target”), in relation to the acquisition by the Company of 100% of the issued and outstanding shares of the Target from the Seller (the “Acquisition”). The aggregate consideration for the Acquisition is US$15.0 million, satisfied solely through the issuance to the Seller of 16,000,000,000 newly issued Class A ordinary shares, par value US$0.000001 per share, of the Company. Under the SAA, completion of the Acquisition is subject to the satisfaction or waiver of the conditions precedent set out therein. As the SAA was entered into after the reporting period, the Target and its business are not reflected in these condensed consolidated interim financial statements, and management is currently evaluating the potential financial implications of the Acquisition on the Group’s consolidated financial statements.

On August 28, 2026, the Company entered into a securities purchase agreement with certain purchasers, including an affiliate of Newlink, pursuant to which the Company agreed to issue 24,024,022,400 Class A ordinary shares, together with warrants to purchase up to 22,880,022,400 Class A ordinary shares, for aggregate gross proceeds of US$25.0 million. The transaction was approved by the Audit Committee as a related party transaction.

The Group concluded that no other subsequent events have occurred that would require recognition in the condensed consolidated interim financial statements or disclosure in the notes.